                                                                 EXHIBIT 12

                                                                  "REVISED"
                                                    ULTRAMAR DIAMOND SHAMROCK CORPORATION
                                              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGE
                                                        AND PREFERRED STOCK DIVIDENDS
                                                    (dollars in millions, except ratios)

                                                                  Year Ended December 31,
                                                                  -----------------------
                                                   1997      1996          1995      1994      1993      1992
                                                   ----      ----          ----      ----      ----      ----
Earnings:
 Income before taxes                               275.2      37.2 (1)     141.1     220.7     197.3     133.4

Add: Fixed Charges                                 162.3     157.1         158.74    115.3     125.1     124.3
 Amortization of interest previously capitalized               0.3           0.2
 Losses of investees                                                         0.5                           1.1
Less: Capitalized interest                          (2.8)    (10.6)        (16.4)     (7.8)     (6.1)     (6.1)
 Undistributed earnings of investees                                                            (0.2)
Earnings as adjusted                               434.7     184.0         284.1     328.2     316.1     252.7
Computation of Fixed Charges:
 Interest expense                                  120.2     110.1         113.9      87.1      93.1      93.5
 Capitalized interest                                2.8      10.6          16.4       7.8       6.1       6.1
 Dividend requirement on preferred stock (2)         7.1       7.1           7.1       6.7       7.1       4.2
 Interest portion of lease commitments              32.2      29.3          21.3      13.7      18.8      20.5
Total Fixed Charges                                162.3     157.1         158.7     115.3     125.1     124.3
Ratio of Earnings to Fixed Charges (3)               2.7       1.2           1.8       2.8       2.5       2.0


(1)  Excludes merger and integration costs of $77.4 million.

(2) The preferred stock dividend requirement has been increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements.

(3) For the purpose of calculating the ratio of earnings to fixed charges, "earnings as adjusted" consist of income before income taxes after adding certain fixed charges as noted above. "Fixed charges" consist of interest expense, amortization of debt discount and a portion of rent expense representative of the interest factor.
